Himalaya Shipping Ltd. (HSHP) – Conversions to fixed rate time charters for four vessels

Hamilton, Bermuda, November 28, 2025

The Company has agreed to convert the index-linked time charters for four vessels to fixed rate time charters at an average rate of approximately US$27,700 per day, gross, from January 1, 2026, to March 31, 2026.

In addition, the above vessels will continue to earn scrubber benefits according to the terms of the existing time charter agreements.

For further queries, please contact:
Lars-Christian Svensen, Contracted CEO
Telephone +47 476 38 756

About Himalaya Shipping Ltd.:

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has twelve vessels in operation.

Forward Looking Statements:

This announcement includes forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks are set forth under "Item 3. Key Information --- D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission. Except as required by law, we undertake no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.